SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER



                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934



                              For February 19, 2004



                                 ING GROEP N.V.

                               Amstelveenseweg 500

                                1081-KL Amsterdam

                                 The Netherlands



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.




                Form 20-F           X             Form 40-F
                              -------------                     -----------



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.






                      Yes                                 No         X
                              ----------                        ------------





If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:


(1) The Press Release issued on February 19, 2004

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[ING GROUP LOGO]


PRESS RELEASE
                                                     Amsterdam, 19 February 2004


ING GROUP REPORTS ON FULL YEAR 2003
BANKING RESULTS LEAD THE WAY TO FIRM PROFIT GROWTH

o    OPERATING NET PROFIT UP 18.1% FROM 2002 TO EUR 4,053 MILLION; PER SHARE EUR
     2.00 (+13.1%)

o BANKING OPERATING NET PROFIT UP 72.6% TO EUR 1,545 MILLION INSURANCE OPERATING NET PROFIT DOWN 1.2% TO EUR 2,508 MILLION

o    TOTAL NET PROFIT DOWN 10.2% TO EUR 4,043 MILLION

o TIER-1 RATIO BANK IMPROVES FROM 7.31% TO 7.59% CAPITAL-COVERAGE RATIO INSURANCE IMPROVES FROM 169% TO 180%

o    FOURTH-QUARTER OPERATING NET PROFIT UP 44.6% FROM FOURTH QUARTER 2002

o    TOTAL DIVIDEND EUR 0.97, EQUAL TO 2002

CHAIRMAN'S STATEMENT
"The year 2003 was successful for ING. We were able to benefit from the rebounding equity markets and the improved economic conditions, notably in the US," said Ewald Kist, chairman of the Executive Board. "Operating net profit from banking jumped 72.6%, thanks to substantially lower risk costs, a higher interest result and tight cost control. ING Direct contributed EUR 151 million to group profit, well ahead of plan. The global low interest rate environment, the strong euro and a higher tax burden adversely affected operating net profit from insurance, which decreased slightly. Nevertheless, our life-insurance operations in the US and Asia managed to post double-digit profit growth in local currencies. During the course of 2003, we took a number of measures to strengthen the capital base, which resulted in strongly improved ratios for both our insurance and banking operations."

OUTLOOK 2004
The Executive Board is cautiously optimistic about the outlook for 2004. In the year ahead, ING will continue to leverage its existing strengths in both mature and developing markets. The Executive Board considers it premature at this stage to make a profit forecast for 2004.

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Please refer to www.ing.com/group 'press room' or 'investor relations' for additional information on the Annual Results 2003
                -----------------
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
PRESS CONFERENCE ON 19 FEBRUARY 2004 AT 10.00 AM CET,     ANALYST CONFERENCE CALL ON 20 FEBRUARY 2004 AT 3.30 PM CET
AT ING HOUSE, AMSTELVEENSEWEG 500, AMSTERDAM              Listen in via:
                                                          o     The Netherlands: +31 45 631 6910
Live webcast via a direct link at www.ing.com/group       o     United Kingdom: +44 208 400 6356
                                  -----------------       o     North America: +1 303 262 2130
Press presentation available at                           Live webcast via a direct link at www.ing.com/group
http://press.ing.comhttp://press.ing.com/                                                   -----------------
-----------------------------------------                 Analyst presentation available via
                                                          http://investors.ing.comhttp://www.ing.com/group
                                                          ------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

MEDIA RELATIONS: +31 20 541 5446             INVESTOR RELATIONS: +31 20 541 5462           INTERNET: www.ing.com/group
-----------------------------------------------------------------------------------------------------------------------

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TABLE 1. KEY PROFIT AND LOSS FIGURES ING GROUP

                                               2002        2003         %           %          Q4         Q4         %
                                                                   change   organic**        2002       2003    change
in EUR x million                                                               change
------------------------------------------------------------------------------------------------------------------------
Operating net profit*
- insurance operations                        2,538       2,508      -1.2         2.7         675        698      3.4
- banking operations                            895       1,545      72.6        66.5          45        343     n.a.
                                             ------      ------                            ------     ------
Operating net profit*                         3,433       4,053      18.1        20.9         720      1,041     44.6
Capital gains/gain JV with ANZ                1,067         -10                               202         -5
                                             ------      ------                            ------     ------
Net profit                                    4,500       4,043     -10.2                     922      1,036     12.4

Total operating income                       76,101      69,073      -9.2         1.9      18,300     17,451     -4.6
- insurance operations                       64,917      57,560     -11.3         1.2      15,752     14,572     -7.5
- banking operations                         11,201      11,680       4.3         7.2       2,554      2,984     16.8

Total operating expenses                     13,501      13,081      -3.1         3.0       3,204      3,531     10.2
- insurance operations                        5,203       4,897      -5.9         6.5       1,271      1,339      5.4
- banking operations                          8,298       8,184      -1.4         1.0       1,933      2,192     13.4

in EUR
Operating net profit* per share                1.77        2.00      13.1        15.8        0.37       0.50     35.1
Net profit per share                           2.32        2.00     -14.0                    0.47       0.50      6.4
------------------------------------------------------------------------------------------------------------------------

*    Operating net profit = net profit excluding realised capital gains on shares (2002 and 2003) and excluding the non-operating gain from the ANZ transaction in 2002.
 ** Organic = excluding currency-rate differences and acquisitions/divestments

--------------------------------------------------------------------------------
All comparable figures in this press release relate to full year 2003 versus full year 2002, unless indicated otherwise. To improve comparability and to enable a clear insight in business performance, all further figures in this press release are excluding realised capital gains on shares in 2002 and 2003 and excluding the non-operating part (EUR 247 million) of the profit from the ANZ transaction in 2002, unless indicated otherwise.
--------------------------------------------------------------------------------

GROUP OPERATING NET PROFIT INCREASES SUBSTANTIALLY
The positive trend already visible in the first nine months of 2003 continued in the fourth quarter, resulting in a full-year operating net profit of EUR 4,053 million, up 18.1% from 2002. Currency-rate differences, despite the mitigating effect of the US-dollar hedge, had a negative impact of EUR 49 million. Excluding currency-rate differences and acquisitions/divestments, operating net profit increased by 20.9%.

Net profit over 2003 fell EUR 457 million, or 10.2%, to EUR 4,043 million, mainly due to the absence of net realised capital gains on shares in 2003 as a result of a policy change. In 2002, net profit included EUR 820 million of net realised capital gains on shares compared with a net realised loss of EUR 10 million in 2003. In addition, 2002 net profit included a EUR 247 million non-operating profit on the sale of 49% of ING's life and mutual-fund operations in Australia to the joint venture with ANZ.

Fourth-quarter operating net profit increased 44.6% from the same quarter in 2002. This firm increase can be fully attributed to a more than seven-fold increase of the operating net profit from banking as a result of a higher income and a substantially lower addition to the provision for loan losses compared with the difficult fourth quarter of 2002. Net profit in the fourth quarter of 2003 increased by 12.4% compared with the fourth quarter of 2002.

The further recovery of the most important stock market indices in the fourth quarter of 2003 resulted in a positive balance of more than EUR 0.9 billion in the revaluation reserve shares as of 31 December 2003. This revaluation reserve includes unrealised gains and losses on shares in ING's equity portfolio. On 17 February 2004, the revaluation reserve shares amounted to approximately EUR 1.4 billion. The revaluation reserve real estate amounted to EUR 1.0 billion at year-end 2003, a decrease of EUR 0.2 billion compared with year-end 2002 as a result of sales in 2003.

INSURANCE PROFITS SHOW MINOR DECREASE
Operating net profit from the insurance operations decreased from EUR 2,538 million in 2002 to EUR 2,508 million in 2003 (-1.2%). The strengthening of the euro against other (major) currencies had a negative impact of EUR 92 million despite the mitigating effect of the dollar hedge. Excluding the impact of the strong euro, operating net profit from insurance rose 2.7%. Operating profit before tax increased 10.0% compared with 2002.

Life insurance profit before tax decreased 4.8% from EUR 2,603 million in 2002 to EUR 2,478 million in 2003. Explanatory factors behind this decrease are substantially lower one-off gains, pressure on interest and dividend income and the negative impact of the strong euro. On the positive side, lower investment losses, higher stock-market indices, higher realised capital gains on real estate, and ongoing cost control contributed to the life insurance profit before tax. Performance in the US, Belgium and the majority of developing markets in Eastern Europe and Asia improved while the Dutch results declined somewhat.

Non-life insurance profit before tax continued on its growth path, increasing from EUR 567 million in 2002 to EUR 1,008 million in the reporting year (+77.8%). On a comparable basis, excluding a one-off gain of EUR 231 million from old reinsurance activities as well as excluding the impact of currency fluctuations, non-life profit before tax increased by 53.0%.

Total premiums decreased by 12.9% to EUR 45,519 million. Excluding the impact of the strong euro, premium growth was flat as a result of continued efforts to properly balance profitability and market share. In the Netherlands, life premiums grew by 13.3%.

Despite strict cost control in all regions total operating expenses increased organically by 6.5% as a result of an increase in pension costs, higher expenses to reduce backlogs and to improve the service level in the Netherlands, one-time reorganisation and IT outsourcing expenses in the US, as well as the growth of developing-market activities.

BANKING PROFITS RISE SUBSTANTIALLY
Operating net profit from the banking operations increased by 72.6% to EUR 1,545 million in 2003, mainly driven by a higher interest result, lower expenses and lower loan-loss provisions. One-off items had a small mitigating effect on the improvement (-EUR 34 million in 2002 versus -EUR 65 million in 2003, see table 3 on page 8).

Profit before tax rose by EUR 903 million or 61.5%. Total income growth of 4.3% (organically +7.2%) was caused by a EUR 469 million higher interest result thanks to increased volumes (notably at ING Direct) and a higher average interest margin in the Netherlands.

Operating expenses decreased by 1.4% (organically, +1.0%) despite higher pension expenses, the impact of the collective labour agreement in the Netherlands as well as the ongoing expansion of ING Direct. Compared to the third quarter 2003, operating expenses in the fourth quarter rose by EUR 152 million to EUR 2,192 million. This exceptionally high expense level is due to a number of non-recurrent expenses including the accelerated depreciation of capitalised software especially in the fourth quarter, a catch-up in bonus accruals and higher marketing costs. The addition to the provision for loan losses decreased by EUR 310 million to EUR 1,125 million, which is equal to 46 basis points of average credit-risk weighted assets, compared with 59 basis points in 2002.

Currency-rate fluctuations impacted operating net profit by +EUR 43 million, mainly as a result of a US dollar-denominated loss in the fourth quarter of 2002
(NCFE).

The efficiency ratio banking (excluding ING Direct and restructuring provisions) improved from 71.0% in 2002 to 68.4% in 2003. The pre-tax RAROC figure of ING's banking operations (excluding ING Direct) increased significantly to 17.6% from 13.2% for the full year 2002.

ING Direct reported an operating profit before tax of EUR 151 million compared to a loss of EUR 48 million in 2002. In the fourth quarter of 2003, ING Direct's operating profit before tax amounted to EUR 58 million.

PROFIT CONTRIBUTION FROM ASSET MANAGEMENT CONTINUES TO GROW
The functional operating profit before tax from asset management activities grew strongly by 63.9% to EUR 431 million. This figure is derived by breaking out the asset management profit contribution from the insurance and banking results. In 2003, asset management activities accounted for 7% of ING Group's operating profit before tax.

Assets under management increased from EUR 449 billion at the end of 2002 to EUR 463 billion at the end of 2003 (+EUR 14 billion or +3.1%). ING changed its definition of assets under management to conform more closely to industry practice. This restatement led to a net increase of EUR 9 billion. Furthermore, net inflow of EUR 11 billion and the effect of higher stock markets (+EUR 32 billion) were partly offset by currency rate differences (-EUR 38 billion). All regional units of ING Investment Management as well as ING Real Estate contributed to the EUR 11 billion net inflow.

SHAREHOLDERS' EQUITY INCREASES
On 31 December 2003, shareholders' equity amounted to EUR 21.3 billion, an increase of EUR 3.0 billion or 16.9% compared with year-end 2002 (see table 2 below). The full-year net profit added EUR 4.0 billion to shareholders' equity whereas revaluations accounted for an increase of EUR 0.3 billion. Exchange-rate fluctuations adversely impacted shareholders' equity by -EUR 1.2 billion. Shareholders' equity per share increased from EUR 9.14 at year-end 2002 to EUR
10.08 at the end of 2003.

-----------------------------------------------------------------------------
TABLE 2. KEY BALANCE-SHEET FIGURES ING GROUP
                                     Year-end        YEAR-END               %
In EUR x billion                         2002            2003          change
-----------------------------------------------------------------------------
Shareholders' equity                     18.3            21.3            16.9
- insurance operations                   10.8            12.0            11.1
- banking operations                     15.8            16.7             5.7
- eliminations*                          -8.3            -7.4

Total assets                            716.4           778.8             8.7

Operating net return on equity          17.4%           21.5%
- insurance operations                  18.6%           22.7%
- banking operations                     6.5%           11.1%

Total assets under management           449.0           462.7             3.1
-----------------------------------------------------------------------------
* Own shares, subordinated loans, third-party interests, debenture loans and other eliminations.

DIVIDEND
For 2003, a total dividend of EUR 0.97 per (depositary receipt for an) ordinary share will be proposed to the Annual General Meeting of Shareholders on 27 April 2004. Taking into account the interim dividend of EUR 0.48 made payable in September 2003, final dividend will amount to EUR 0.49 per (depositary receipt for an) ordinary share. Although distributable net profit in

2003 was lower than in 2002 due to the discontinuation of the policy to realise fixed and pre-determined amounts of capital gains, dividend was kept at 2002 level. Temporarily, this will result in a higher payout ratio. The payout ratio as a percentage of distributable net profit will be 48.5% (2002: 44.1%).

The ING share will be quoted ex-dividend as from 29 April 2004. From 29 April to 18 May inclusively, holders of (depositary receipts for) ordinary shares can decide to take up final dividend 2003 either in cash or in (depositary receipts for) ordinary shares. The exchange ratio stock/cash will be announced on 28 May 2004 after closing of the Euronext Amsterdam Stock Exchange. The exchange ratio will be based on the weighted average share price over the period of 24 May to 28 May inclusively. The final dividend will be made payable in stock or cash on 4 June 2004. ING intends to fully fund the cash element by selling the bearer depositary receipts that would have been issued if stock was chosen instead of cash. The value of the dividend in cash will be 0 to 4% lower than the dividend in stock.

KEY STRATEGIC DEVELOPMENTS

STRENGTHENING THE CAPITAL BASE
o Following the sharp decline of stock markets in 2002 and early 2003, ING took a series of measures to strengthen its capital base during the course of 2003. An optional stock dividend was re-introduced and ING sold part of its equity and real estate holdings to reduce debt. ING also successfully issued two new subordinated perpetual loans in Europe and the US.
o As a result of these measures, the capital base of ING Verzekeringen N.V. increased to EUR 15.8 billion at the end of December, which is 180% of the legally required level (end of September 2003: 178%; year-end 2002: 169%). The tier-1 ratio of ING Bank N.V. was 7.59% at the end of December 2003, an improvement of 28 basis points compared to year-end 2002 (7.31%) and up 15 basis points from the end of September (7.44%). ING Groep N.V.'s debt/equity ratio improved to 14.4% (end of September 2003: 19.5%; year-end 2002: 19.9%).
o To protect the capital levels from further stock market declines, ING also hedged EUR 4.0 billion of its Dutch equity portfolio at the beginning of 2003 by means of a cost-neutral collar. As a result of rising stock markets, EUR 4.4 billion of the Dutch equity portfolio is currently protected with put options against a potential decline. However, to open the upside potential in the equity portfolio, the total amount of written call options has been reduced to EUR 0.7 billion.

OPTIMISING THE EXISTING PORTFOLIO
o ING took several steps in 2003 to optimise its business portfolio and focus on the markets and products where it can achieve a leading market position. This process of streamlining the existing portfolio will continue in 2004.
o ING sold Fatum in the Netherlands Antilles and Aruba to Guardian Holdings Limited and ING Aetna Life (Indonesia) to Manulife Indonesia. The agent network of ING Sviluppo and the affiliated Italian life-insurance, asset-management, retail and private-banking activities were sold to UniCredito and Aviva. Agreement was also reached to sell Baring Private Equity Partners in a management buyout.
o In February 2004, ING entered into a period of exclusive due diligence with Macquarie Bank (Australia) with regard to the sale of ING's equity-sales, trading, research and equity capital-markets businesses across Asia.

DEVELOPING ING'S SPECIAL SKILLS
o ING Direct continues to beat expectations with regard to the growth of funds entrusted and the client base. Compared with year-end 2002 funds entrusted grew by 80% from EUR 55.2 billion to EUR 99.4 billion at the end of December 2003. ING Direct had 8.5 million clients at the end of December 2003, compared with 5.0 million clients at year-end 2002, an increase of 69%. Combined, the eight ING Direct units posted a profit before tax of EUR 151 million, up from a loss of EUR 48 million in 2002.
o Insurance operations in developing markets showed an organic growth in premium income (excluding exchange-rate fluctuations) of 10.9% and an increase in organic operating profit before tax of 12.8%. Especially the Asian life operations continued on their steady growth path. Organic premium income in the Asian developing markets grew by 24.3% resulting in a 12.7% increase in organic operating profit before tax.

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--------------------------------------------------------------------------------
DETAILED INFORMATION ON 2003 RESULTS
On the following pages, more detailed information on 2003 results will be given. After a discussion of the Group figures, the results will be viewed from two different reporting angles: the regulatory angle insurance/banking and the managerial angle of Executive Centres. Additional information can be found in the appendices.
As stated before: to enable a clear insight in business performance, all further figures in this press release are excluding realised capital gains on shares in 2002 and 2003 and excluding the non-operating part (EUR 247 million) of the profit from the ANZ transaction in 2002.
All comparable figures in this press release relate to full year 2003 versus full year 2002, unless indicated otherwise.
--------------------------------------------------------------------------------

1. GROUP RESULT

INCOME
Total operating income decreased by 9.2% to EUR 69,073 million. Organically, total income increased by 1.9% in spite of difficult market conditions (insurance +1.2%, banking +7.2%).

EFFICIENCY
Total operating expenses decreased 3.1% from EUR 13,501 million in 2002 to EUR 13,081 million in 2003. Organically, there was a 3.0% increase in operating expenses. This indicates that ongoing cost control measures as well as the many restructuring and integration efforts were offset by a growth in expenses. This expense growth was a result of the ongoing expansion of ING Direct and the insurance operations in developing markets, higher pension costs, accelerated depreciation of capitalised software, higher expenses to reduce backlogs and to improve the service level at ING's Dutch insurance operations, and the new collective labour agreement in the Netherlands.

The total number of staff (full-time equivalents) decreased by 1,900 to 114,300 at the end of December 2003. Ongoing restructuring, integration and cost containment programmes have led to a reduction of the workforce in the banking units within ING Europe and the insurance units within ING Americas (mainly US, Chile, and Argentina) in 2003. ING Direct attracted some 1,700 new staff (including Entrium) to handle the strong growth of its businesses. Total staff at the insurance operations in a number of developing markets as well as Canada increased, too.

PROFIT
Operating net profit increased by 18.1% to EUR 4,053 million. Operating net profit per share was up 13.1% at EUR 2.00. Operating profit before tax increased by 26.3% to EUR 5,857 million. The effective tax rate increased from 18.8% in 2002 to 24.9% in 2003 mainly due to higher tax-exempt gains as well as the release of a tax provision in insurance in 2002.

ONE-OFF ITEMS
One-off items had a considerable impact on operating net profit in both 2002 (+EUR 373 million) and 2003 (+EUR 346 million). Please refer to table 3 on page 8 for further details.

CURRENCY RATE FLUCTUATIONS
During 2003, the value of the euro strengthened against most currencies. The impact on operating net profit was a negative EUR 49 million. This figure includes the mitigating effect of the US dollar hedge result of EUR 119 million after tax versus EUR 55 million in the same period last year. ING has hedged the expected profits in US dollar and US dollar-linked currencies for 2004 and 2005. On the insurance side, profits were hedged at a EUR/USD exchange rate of 0.922 for 2004 and 1.253 for 2005. On the banking side, the EUR/USD exchange rates were 1.222 for 2004 and 1.253 for 2005.

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
--------------------------------------------------------------------------------------------------------------------
TABLE 3. ONE-OFF ITEMS

in EUR x million                                                           2002                                2003
--------------------------------------------------------------------------------------------------------------------
                                                   Before tax         After tax        Before tax         After tax
INSURANCE OPERATIONS                                      448               407               506               411
  Operating gain on the ANZ transaction                   222               222
  Surrender gain group life contract                      120                79
  Release contingency provision                           106               106
  Gain from old reinsurance activities                                                        303               247
  Gain on sale Sviluppo/Seguros Bital                                                         115               107
  Release catastrophe provision                                                                88                57

BANKING OPERATIONS                                        -34               -34               -82               -65
  Profit on the sale of Cedel shares                       94                94
  Restructuring provisioning                             -128              -128               -82               -65
                                                         ----              ----               ---               ---

TOTAL                                                     414               373               424               346
--------------------------------------------------------------------------------------------------------------------

RETURN ON EQUITY
The operating net return on equity increased from 17.4% in 2002 to 21.5% in 2003. The return on equity of the insurance operations was 22.7% against 18.6% for 2002. The return on equity of the banking operations increased from 6.5% in 2002 to 11.1% in 2003. The risk-adjusted return on capital (RAROC) of ING's banking operations was 17.6% compared with 13.2% for 2002 (pre-tax and excluding ING Direct).

FOURTH QUARTER 2003 VERSUS FOURTH QUARTER 2002
Compared with the same quarter last year, operating net profit in the fourth quarter of 2003 increased by 44.6% to EUR 1,041 million. Operating net profit of the banking operations rose substantially by EUR 298 million to EUR 343 million mainly as a result of a lower addition to the provision for loan losses and a rise in income. However, operating expenses in the fourth quarter 2003 were substantially higher (EUR 259 million) compared with the fourth quarter 2002. The operating net profit of the insurance business increased by 3.4%. A higher effective tax rate had a negative impact on this development. In the Netherlands both life and non-life results improved, as a result of higher realised capital gains on real estate, partly offset by lower interest and dividend income and higher operating expenses. In North America, non-life results were higher whereas the life results were somewhat lower. The decrease in life results was, on balance, due to deteriorated investment income and the release of a contingency provision from prior acquisitions in 2002 (EUR 106 million), partly compensated by lower investment losses.

FOURTH QUARTER 2003 VERSUS THIRD QUARTER 2003
Fourth quarter operating net profit increased by 10.3% to EUR 1,041 million compared to the third quarter of 2003. Operating net profit of the insurance operations improved by 28.1% to EUR 698 million. This was mainly caused by the impact of one-offs in the fourth quarter 2003 (release catastrophe provision and the realised gain on the sale of ING Sviluppo/Seguros Bital). Excluding these one-offs operating net profit of the insurance operations decreased slightly by 2% on balance thanks to higher life profits in the United States and non-life profits in Australia against lower non-life results in Canada, especially because of seasonal effects in motor insurance. Operating net profit of the banking operations decreased by EUR 56 million to EUR 343 million. Higher risk costs and operating expenses, only partly mitigated by a higher income and lower effective tax rate, were the main reasons for this development.

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2.1 INSURANCE OPERATIONS

OPERATING NET PROFIT
Operating net profit 2003 from insurance decreased by EUR 30 million (-1.2%) to EUR 2,508 million. One-off items amounting to EUR 407 million in 2002 versus EUR 411 million in 2003 hardly affected the development of operating net profit. However, currency rate exchange differences of EUR 92 million had a substantial negative impact on operating net profit in 2003. Excluding one-off items and currency rate differences operating net profit improved by 3.0%. The effective tax rate increased from 17.0% in 2002 to 24.7% in 2003 mainly because of the release of a tax provision in 2002 and lower tax-exempt gains in 2003.

--------------------------------------------------------------------------------------------------------------------
TABLE 4. PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX OF THE INSURANCE OPERATIONS
                                                                                                                  %
                                                                                               %           organic*
in EUR x million                                       2002              2003             change             change
--------------------------------------------------------------------------------------------------------------------

PREMIUM INCOME                                       52,284            45,519              -12.9                0.0
Life insurance                                       44,367            38,231              -13.8               -0.8
Non-life insurance                                    7,917             7,288               -7.9                4.2

OPERATING PROFIT BEFORE TAX                           3,170             3,486               10.0               15.3
Life insurance                                        2,603             2,478               -4.8               -2.8
Non-life insurance                                      567             1,008               77.8              100.0
--------------------------------------------------------------------------------------------------------------------

* Organic = excluding currency rate differences and acquisitions/divestments

PREMIUM INCOME
Due to the uncertainty of consumers about the economic climate and fierce competition in the main insurance markets, organic premium growth was flat. Life premiums in the Dutch and Belgian life market showed a double-digit growth. Excluding guaranteed investment contracts (GICs), premium income in the United States dropped organically by 7.4%, mainly due to lower sales of fixed annuities. Overall, ING will continue its policy to better balance profitability and market share. Total premiums in the developing markets in local currencies showed a good growth of 10.9%.

EXPENSES
Total operating expenses decreased by 5.9%. Organically, total operating expenses grew by 6.5% despite strict cost control, mainly because of higher pension costs, additional expenses with regard to the improvement of the service level of the Dutch operations, implementation costs of shared service centres, reorganisation costs in the US and Poland and increased claim handling expenses in some business units. Excluding one-off costs related to the reorganisation and outsourcing, expenses in the United States were flat despite higher pension costs.

OPERATING PROFIT BEFORE TAX
The operating profit before tax increased by 10.0% to EUR 3,486 million. The stronger euro impacted this result by -EUR 122 million (including the positive effect from the US dollar hedge). Realised capital gains on real estate investments amounted to EUR 477 million against EUR 353 million in 2002.

The main drivers for the 4.8% decrease in life insurance profit before tax were lower one-off items (2002: EUR 448 million, 2003: EUR 269 million) as well as negative currency-rate differences amounting to EUR 59 million. Excluding these two items the life result improved by 5.9%. This improvement was caused by lower investment losses, higher capital gains on real estate, the impact of rebounded indices on the American stock markets resulting in a favourable DAC unlocking, partly offset by lower interest and dividend income.

The non-life insurance profit before tax was above EUR 1 billion for the first time, a growth of EUR 441 million compared to 2002. Even excluding the effect of one-off items in 2003 (+EUR 237 million) and the strong euro (-EUR 63 million) the profit increase was exceptionally high (+53%). All the operations contributed to this growth. Especially the developments in the Netherlands, Belgium, Canada and Australia were favourable.

CREDIT-RELATED LOSSES
Credit-related investment losses at the insurance operations decreased strongly from EUR 664 million (50 basis points of total fixed interest securities) in 2002 to EUR 163 million (13 basis points) in 2003. The losses in the US life operations in the fourth quarter 2003 amounted to only EUR 1 million compared to EUR 155 million in the fourth quarter of 2002.

COMBINED RATIO
The combined ratio of the non-life operations improved from 102% in 2002 to 98% in 2003.

CAPITAL BASE
End of December 2003, the capital base of ING Insurance amounted to EUR 15.8 billion, 180% of the legally required level of EUR 8.8 billion.

---------------------------------------------------------------------------------------------------------------------
TABLE 5. GEOGRAPHICAL BREAKDOWN OF PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX FROM INSURANCE OPERATIONS
                                           PREMIUM INCOME                        OPERATING PROFIT BEFORE TAX
                                   2002       2003           %          %       2002       2003          %          %
                                                        change    organic                           change    organic
in EUR x million                                                   change                                      change
---------------------------------------------------------------------------------------------------------------------
The Netherlands                   6,786      7,429         9.5        9.5      1,391      1,471        5.8        5.8
Belgium                           2,335      2,568        10.0       10.0         74        109       47.3       47.3
Rest of Europe                    1,618      1,404       -13.2       -9.9        155        230       48.4       57.5
North America                    30,699     24,314       -20.8       -5.6        820        802       -2.2        3.4
Latin America*                    3,293      2,338       -29.0       -5.4        307        292       -4.9       23.6
Asia                              6,035      5,950        -1.4       14.5        245        280       14.3       15.8
Australia                         1,763      1,644        -6.7       20.9        329        176      -46.5      -46.0
Other                              -245       -128                              -151        126
                                 ------     ------                             -----      -----
TOTAL                            52,284     45,519       -12.9        0.0      3,170      3,486       10.0       15.3
---------------------------------------------------------------------------------------------------------------------

* Latin America = South America, including Mexico.

THE NETHERLANDS
Life premiums in the Netherlands increased by 13.3% to EUR 5,582 million, mainly due to higher sales of both individual and group life single premiums. Non-life premiums decreased slightly by 0.6% to EUR 1,847 million, mainly in loss of income/accident.

Life insurance profit before tax in the Netherlands decreased by EUR 26 million to EUR 1,212 million (-2.1%). Reasons for this decrease are lower interest income and lower dividend income mainly as a consequence of measures to strengthen ING's capital base and to reduce core debt. Higher realised capital gains on real estate partly offset these effects. In addition, operating expenses were higher, among others due to higher pension costs as well as expenses to reduce backlogs and improve the service level at Nationale-Nederlanden. The result on mortality and morbidity improved. Total one-offs amounted to EUR 160 million in 2003 versus EUR 120 million in 2002.

Non-life insurance profit before tax increased from EUR 153 million in 2002 to EUR 259 million in 2003 (69.3%). Especially the result of loss of income/accident rose strongly, mainly as a result of a favourable run-off of outstanding claims from former years and the release of a redundant insurance provision. The results from motor insurance also developed favourably.

BELGIUM
Life premiums in Belgium and Luxembourg rose by 10.0% to EUR 2,257 million. High single premium production compensated for the drop in unit-linked production. The strong premium growth in recent years has resulted in a top-five position for ING Insurance in the Belgian life insurance market. The life insurance profit before tax was up EUR 14 million (+19.4%) to EUR 86 million, especially driven by the strong retail result on universal life products.

Premium rate increases and an improved claims ratio in both the retail and the wholesale business led to a huge improvement of the non-life profit before tax by EUR 21 million to EUR 23 million for the full year 2003.

REST OF EUROPE
Life premium income in local currencies was down 10.5% to EUR 1,360 million, mainly caused by a lower production in Italy, Spain and Poland. Premium growth in the other European markets was satisfactory. Life profit before tax improved by 47.7% to EUR 220 million, including a gain on the sale of ING Sviluppo. Almost all operations in Eastern Europe as well as Greece and Spain posted higher results than in 2002.

Non-life profit before tax amounted to EUR 10 million in 2003, up EUR 4 million from the previous year.

UNITED STATES
The US businesses reported operating profit before tax of EUR 502 million, an increase of 19.5% or EUR 82 million over the prior full-year period (exclusive of currency-exchange impacts, currency hedging gains and the 2002 release of contingent provisions from prior acquisitions of EUR 106 million). Results include Group financing costs of EUR 334 million. Asset growth supported by sales and improving equity markets, along with improved credit experience and continued expense management, helped drive results. However, a sustained low interest rate environment and unfavourable reinsurance mortality softened results.

Separate account assets under management grew 28.2%, organically. The S&P 500 index - which closely correlates with US equity related businesses - increased 11.6% in the fourth quarter and 26.4% for the year. This contrasts sharply with 2002, when the S&P dropped 23.4% and more conservative DAC assumptions for market returns were implemented. In the fourth quarter of 2003, the long-term growth assumption was lowered again resulting in a modest DAC charge. These factors improved operating profit before tax by EUR 301 million compared to 2002 (exclusive of currency exchange impacts), due in large part to the high DAC charges and guaranteed benefit costs in 2002.

Active credit management along with an improving economy drove a substantial reduction in credit losses. Gross credit related investment losses were EUR 134 million, or 21 basis points annualised, in 2003, compared to 80 basis points annualised in 2002. Offsetting the favourable trend in credit losses was the impact of the lower interest rates. Low interest rates and credit losses combined to reduce 2003 operating profit before tax by EUR 102 million compared to a year ago (at constant exchange rates).

The residential mortgage backed securities portfolio is particularly sensitive to interest rate movements and experienced record levels of prepayments in 2003. The total portfolio yield after credit losses was 5.90% and 6.38% during 2003 and 2002, respectively. In response to the declining interest rates and portfolio yields, certain crediting actions were taken. Notwithstanding the combination of improved credit losses and rate crediting actions, composite margins (after credit-related investment losses) fell from 1.60% in 2002 to 1.28% in 2003.

The US businesses continue to benefit from a lower expense structure resulting from the 2001 reorganisation. Headcount decreased 5.8% during 2003 reflecting a continued focus on operational efficiencies. The impact of these headcount reductions was offset by one-time costs and higher benefit costs. One-time items include costs related to legal entity consolidation, reorganisation and outsourcing initiatives totalled EUR 41 million. As announced in December 2003, ING entered into a strategic agreement with IBM to outsource information technology infrastructure services and expects to realise significant savings over the 7-year contract term.

The reinsurance business reported operating profit before tax of EUR 50 million compared to EUR 124 million in 2002 (at constant exchange rates). The reduction in 2003 was due in large part to unusually high mortality claims in the third quarter.

Total full-year US gross premiums excluding guaranteed investment contracts declined 7.4% from 2002. However, premiums across many product lines increased during the course of 2003, particularly in the fourth quarter. Excluding guaranteed investment contracts, gross premiums increased 11.2% over last year's fourth quarter, supported by a 42.9% increase in variable annuities and a 9.0% increase in retirement services. While fixed annuity premiums increased 15.2% over the fourth quarter of 2002, a low interest rate environment and continued focus on sound pricing resulted in substantially lower full-year fixed annuity premiums.

CANADA
Canada delivered a record combined ratio of 94.9% in 2003 improving from 97.7% in 2002. Strong underwriting performance combined with organic premium growth of 10.9% delivered firm operating profits before tax of EUR 163 million, a growth of 49.6% at constant exchange rates.

LATIN AMERICA
In aggregate, the Latin America businesses reported operating profits before tax of EUR 292 million, an increase of EUR 56 million over the prior year at constant exchange rates. This includes a gain from the sale of the Seguros Bital joint venture in Mexico. Mexico and Brazil reported higher operating profits before tax, which were dampened by lower results in Argentina and the impact of divestitures for EUR 13 million.

ASIA
In Asia, the operating profit before tax increased 15.8% at constant exchange rates, though results were negatively impacted by the decline of all major Asian currencies against the euro in 2003. Including exchange-rate fluctuations, operating profit before tax increased 14.3% to EUR 280 million, helped by active cost management and favourable claims experience. The main contributors to this growth in profit were Korea and Japan. Results from Japan increased mainly due to sales of more profitable products and a favourable claims environment. Total premium income in Asia grew 14.5% in local currencies. In Korea, premium income increased 54.9% at constant currency rates. Businesses in the developing markets of China, India and Thailand also posted substantial increases. Results from Taiwan were lower, mainly because of an addition of EUR 50 million to the provision against a prolonged low interest rate environment. Excluding this provision and at constant exchange rates, profit increased.

AUSTRALIA
Operating profit before tax from Australia increased 64.5%, excluding a one-off gain of EUR 222 million in 2002 from the formation of the joint venture with ANZ. Including the ANZ gain, operating profit before tax dropped 46.5% to EUR 176 million. The non-life insurance business performed particularly well, reflecting the continuing strong underwriting environment, higher premium rates and favourable claims experience. In addition, in the Australian life/wealth joint venture with ANZ, favourable capital investment earnings and tight cost control offset lower fees from assets under management due to industry-wide weak fund flows.

OTHER
Result improved mainly due to the unallocated one-off gain from old reinsurance activities.

VALUE OF NEW BUSINESS AND EMBEDDED VALUE OF ING'S LIFE OPERATIONS
The value of new life business written in 2003 was EUR 440 million, compared to EUR 519 million in 2002. The decrease is primarily due to lower sales and lower pricing targets, which are attributable to lower interest rates. As in 2002, ING Asia/Pacific generated more than half of the total value of new business created by the group, indicating the strong future earnings potential of the businesses in the region. During 2003 ING invested EUR 1,479 million to write new life insurance business. The overall rate of return expected on this investment is 10.9%. This compares to an overall return of 11.5% in 2002. The expected internal rate of return in developing markets is 15.3%. All reported internal rates have been adjusted to be consistent with the 7.5% discount rate used in the Netherlands.

At the end of 2003, the total embedded value of ING's life insurance operations was EUR 21.7 billion compared with EUR 23.3 billion at year-end 2002. The primary reasons for the decline are currency effects and changes to future assumed investment returns (see appendix 8).

2.2. BANKING OPERATIONS

OPERATING NET PROFIT
Operating net profit of the banking operations grew strongly by 72.6% from EUR 895 million in 2002 to EUR 1,545 million in 2003. The operating net profit in the fourth quarter of 2003 amounted to EUR 343 million, a decrease of EUR 56 million compared with the third quarter 2003. However, a substantial improvement compared with the very poor net profit in the corresponding quarter of 2002 (only EUR 45 million mainly due to very high risk costs).

--------------------------------------------------------------------------------
TABLE 6. OPERATING PROFIT BEFORE TAX OF THE BANKING OPERATIONS
                                                                               %
in EUR x million                                       2002      2003     change
------------------------------------------------------------------------------

Interest result                                       7,646     8,115        6.1
Income from securities and participating interests      201       154      -23.4
Commission                                            2,615     2,464       -5.8
Results from financial transactions                     454       562       23.8
Other results                                           285       385       35.1
                                                     ------     -----      ---
TOTAL INCOME                                         11,201    11,680        4.3

Personnel expenses                                    4,787     4,694       -1.9
Other expenses                                        3,511     3,490       -0.6
                                                     ------     -----
TOTAL OPERATING EXPENSES                              8,298     8,184       -1.4

GROSS RESULT                                          2,903     3,496       20.4
Additions to the provision for loan losses            1,435     1,125      -21.6
                                                     ------     ----
OPERATING PROFIT BEFORE TAX                           1,468     2,371       61.5

EFFICIENCY RATIO*                                     71.0%     68.4%
--------------------------------------------------------------------------------
* Excluding ING Direct and restructuring provisions

OPERATING PROFIT BEFORE TAX
The operating profit before tax of the banking operations improved by EUR 903 million (+61.5%) to EUR 2,371 million. Next to a EUR 310 million lower addition to the provision for loan losses (in 2002 high among others due to the National Century Financial Enterprises provisioning in the fourth quarter of 2002), gross result increased strongly by EUR 593 million or

20.4%. Although 2002 income was boosted by an exceptional one-off gain of EUR 94 million on the sale of Cedel-shares, total income in 2003 rose by EUR 479 million or 4.3%. The increase was on balance caused by a EUR 469 million higher interest result as a result of increased volumes (notably ING Direct) and a higher average interest margin in the Netherlands. Total expenses decreased by EUR 114 million or 1.4%. Included in the expenses are restructuring provisions of respectively EUR 128 million in 2002 (for the international wholesale banking activities) and EUR 82 million in 2003 (whereof EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities).

Both income and expenses were furthermore affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and the acquisition of Toplease and ING Vysya Bank in 2002, operating profit before tax rose organically by 59.1% (income +7.2%, expenses +1.0%). Also excluding aforementioned one-offs, the operating profit before tax improved by 60.9%.

Most banking units reported improved results. The operating result before tax of ING Direct turned from a loss of EUR 48 million in 2002 to a profit of EUR 151 million this year, whereof EUR 58 million in the fourth quarter of 2003. Although slightly improved compared to prior year, the result of ING BHF-Bank is still far from break-even, mainly due to continued high risk costs.

FOURTH QUARTER 2003 VERSUS THIRD QUARTER 2003
Compared to the third quarter 2003 (EUR 639 million), operating profit before tax in the fourth quarter decreased by EUR 117 million to EUR 522 million (-18.3%). Total income rose by EUR 65 million. This was more than offset by EUR 152 million higher expenses, notably accelerated depreciation of capitalised software, higher bonus accruals and a further increase of ING Direct expenses. The addition to the provision for loan losses increased by EUR 30 million to EUR 270 million (annualised 44 basis points of average credit risk weighted assets).

INTEREST RESULT
Compared to 2002 the interest result increased substantially by EUR 469 million or 6.1% to EUR 8,115 million, due to a higher average balance sheet total, notably caused by the continued strong growth of ING Direct (with an interest margin of approximately 1%). In the Netherlands the interest margin improved by 13 basis point to 2.00%, mainly due to higher product margins. The total interest margin, however, decreased by 4 basis points to 1.58%. This is fully caused by the increased stake of the balance sheet total outside the Netherlands (mainly triggered by ING Direct), with a substantially lower interest margin than within the Netherlands.

BANK LENDING
At the end of December 2003, bank lending was EUR 8.2 billion or 2.9% higher compared to year-end 2002. At constant exchange rates the increase was 4.9%. Corporate bank lending decreased by EUR 5.4 billion, while personal lending rose by EUR 13.4 billion (mainly residential mortgages). After the strong growth of bank lending in the third quarter by EUR 16.0 billion, bank lending in the fourth quarter decreased by EUR 11.5 billion mainly due to the repayment of some short term loans granted in the third quarter and the further depreciation of most currencies against the euro (effect -EUR 2.6 billion).

FUNDS ENTRUSTED
Funds entrusted to and debt securities of the banking operations rose by EUR
58.0 billion or 18.1% to EUR 377.8 billion at the end of 2003 to a large extent caused by the continued strong growth of ING Direct.

INCOME FROM SECURITIES AND PARTICIPATING INTERESTS
Income from securities and participating interests dropped from EUR 201 million in 2002 to EUR 154 million. Last years' figure included an exceptional profit of EUR 94 million on Cedel shares.

COMMISSION
Total commission decreased by EUR 151 million or 5.8%. Commission from securities business dropped by EUR 66 million (-9.0%) due to the lower activity level on the stock markets. The continued reluctance of (private) clients to invest in securities also led to a decline in management fees (-13.7%) and brokerage and advisory fees (-25.9%). Funds transfer commission and insurance broking commission were slightly lower. The 23.1% increase in 'other' commission can be mainly attributed to the international wholesale banking units.

------------------------------------------------------------------------
TABLE 7. COMMISSION
                                                                       %
In EUR x million                             2002       2003      change
------------------------------------------------------------------------

Funds transfer                                592        587        -0.8
Securities business                           731        665        -9.0
Insurance broking                             117        115        -1.7
Management fees                               688        594       -13.7
Brokerage and advisory fees                   197        146       -25.9
Other                                         290        357        23.1
                                            -----      ------      -----
TOTAL                                       2,615      2,464        -5.8
------------------------------------------------------------------------

RESULTS FROM FINANCIAL TRANSACTIONS
On balance, results from financial transactions increased by EUR 108 million (+23.8%) but there are strong fluctuations between the separate lines, which are to a large extent interrelated. The increase of the total results from financial transactions can be mainly attributed to ING BHF-Bank, ING Furman Selz (mainly lower losses on seed capital) and ING Bank Netherlands. The two main contributors to the results from financial transactions (i.c. the international wholesale banking units and ING Belgium) both realised only slightly higher results compared to 2002.

The strong decrease of the results from currency trading was more than compensated by higher other results from financial transactions, especially related results from derivatives trading.

------------------------------------------------------------------------
TABLE 8. RESULTS FROM FINANCIAL TRANSACTIONS
                                                                       %
in EUR x million                             2002       2003      change
------------------------------------------------------------------------
Result from securities trading portfolio      201        226        12.4
Result from currency trading portfolio        242         46       -81.0
Other                                          11        290        n.a.
                                              ---        ---       -----
TOTAL                                         454        562        23.8
------------------------------------------------------------------------

OTHER RESULTS
Compared to 2002, Other results rose by EUR 100 million or 35.1% to EUR 385 million, to a large extent caused by higher results from real estate (especially in the fourth quarter of 2003). It should be noted that Other results in 2002 were relatively low due to one-off losses relating to operational problems in car leasing and securities brokerage at ING Bank.

TOTAL OPERATING EXPENSES
Total operating expenses decreased by EUR 114 million (-1.4%) to EUR 8,184 million. Organically, i.e. excluding currency fluctuations and the consolidation of Toplease and ING Vysya Bank, expenses increased by EUR 84 million or 1.0%. Also abstracted from the restructuring provisions created in 2002 and 2003 (EUR 128 million and EUR 82 million respectively) and the continuously expanding ING Direct (expenses rose by EUR 214 million at comparable exchange rates) expenses decreased by 1.2%. However, compared to the reported 5.9% decrease in the first nine months of 2003 a modest decrease. The slow-down in cost reduction was fully caused by an exceptionally high level of expenses in the fourth quarter (EUR 2,192 million against EUR 2,040 million in the third quarter). This was a result of a number of non-recurrent expenses including accelerated depreciation of capitalised software, higher bonus accruals and higher marketing costs. On a comparable basis, i.e. organically and excluding restructuring provisions and ING Direct, personnel expenses decreased by EUR 62 million or 1.4%. A reduction of the average headcount by 3,400 full-timers, lower stock option expenses and lower expenses for third-party staff more than offset the impact of the collective labour agreement and higher pension costs. Other expenses were 0.8% lower.

EFFICIENCY RATIO
Excluding the expanding ING Direct operations and restructuring provisions, the efficiency ratio (total operating expenses as a percentage of total income) improved from 71.0% in 2002 to 68.4% in 2003. As from 2004, ING Direct will no longer be excluded. The comparable 2003 efficiency ratio (i.e. including ING Direct but excluding restructuring provisions) is 69.4%.

ADDITIONS TO THE PROVISION FOR LOAN LOSSES
In 2003, the total addition to the provision for loan losses amounted to EUR 1,125 million, a decrease of EUR 310 million compared to the high level in 2002 (EUR 1,435 million). The addition equalled 46 basis points of average credit risk weighted assets, against 59 basis points in 2002. In the fourth quarter 2003, ING Bank added EUR 270 million to the provision for loan losses, a EUR 30 million increase compared to the third quarter 2003. Included in the fourth quarter addition are a provision for Parmalat and an extra addition for NMB Heller's credit portfolio.

RISK ADJUSTED RETURN ON CAPITAL
The Risk adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct - with a RAROC of 14.1% in 2003 - is still excluded in the following overview:

--------------------------------------------------------------------------------
TABLE 9. RAROC BANKING OPERATIONS, EXCLUDING ING DIRECT
                                  RAROC (pre-tax)              Economic capital
                                             in %              in EUR x billion

                             2002*           2003              2002*       2003
--------------------------------------------------------------------------------
MC Netherlands                38.4           43.5                4.8        4.5
MC South West Europe          17.0           21.8                3.4        3.1
MC Germany                    -3.5           -3.4                1.4        1.4
MC Central Europe              9.5           11.2                1.0        0.8
MC UK/Americas/Asia           -0.4            7.2                3.1        1.9
Other                        -64.9          -46.5                0.8        1.1
                                                                ----       ----

TOTAL BANKING OPERATIONS      13.2           17.6               14.5       12.8

Wholesale                     10.1           12.5               11.8       10.0
Retail                        26.4           35.8                2.7        2.8
--------------------------------------------------------------------------------
* Restated following a redefinition of the corporate line.

The total (pre-tax) RAROC of ING's banking operations (excluding ING Direct) was 17.6%, a strong improvement compared to 2002 (13.2%) and only slightly below the hurdle of 18.5%.

Next to a higher economic return, the improvement was caused by lower economic capital, due to a methodology refinement for business and operational risk, as well as lower credit and transfer risk capital. Compared to 2002, the RAROC of the wholesale activities improved by 2.4%-point to 12.5%. The already good RAROC of the retail activities improved further from 26.4% in 2002 to 35.8% in 2003.

CAPITAL ADEQUACY
At year-end 2003, the tier-1 ratio of ING Bank N.V. was 7.59%, an improvement of 28 basis points compared to year-end 2002 (7.31%). The solvency ratio (BIS ratio) improved from 10.98% to 11.34%. Despite the strong growth of ING Direct, total risk-weighted assets increased only modestly from EUR 247.3 billion at year-end 2002 to EUR 251.3 billion at the end of 2003, supported by the depreciation of the US-dollar and a EUR 3.8 billion increase of securitisations.

--------------------------------------------------------------------------------------------------------------------
TABLE 10. GEOGRAPHICAL BREAKDOWN OF OPERATING INCOME AND OPERATING PROFIT BEFORE TAX FROM BANKING ACTIVITIES
                                                OPERATING INCOME                  OPERATING PROFIT BEFORE TAX
                                                                      %                                       %
in EUR x million                          2002         2003      change          2002         2003       change
----------------------------------------------------------------------------------------------------------------
The Netherlands                          4,982        5,270         5.8         1,510        1,588          5.2
Belgium                                  2,044        2,012        -1.6           613          478        -22.0
Rest of Europe                           2,773        2,997         8.1          -311          -15         n.a.
North America                              536          731        36.4          -509          110         n.a.
Latin America*                             315          162       -48.6            74          118         59.5
Asia                                       436          376       -13.8            38           38          0.0
Australia                                  107          132        23.4            55           60          9.1
Other                                        8            0                        -2           -6
                                        ------       ------                     -----        -----
TOTAL                                   11,201       11,680         4.3         1,468        2,371         61.5
----------------------------------------------------------------------------------------------------------------

* Latin America = South America, including Mexico.

GEOGRAPHICAL BREAKDOWN BANKING
Operating profit before tax in the Netherlands increased by 5.2%. Higher income (+5.8%, mainly interest) was partly offset by higher expenses (+2.8%) and higher risk costs (among others at NMB Heller). Operating profit before tax in Belgium decreased by 22.0%. Besides higher risk costs and increased expenses, total income decreased slightly (-1.6%). However, excluding the exceptional profit on Cedel shares realised in 2002, of which EUR 64 million was booked in Belgium, income rose by 1.6%.
Although strongly improved, the operational result before tax in the Rest of Europe is still negative. Especially the performance in Germany (ING BHF-Bank) and Poland (ING Bank Slaski) was disappointing. The results of ING Direct, ING Real Estate and the international wholesale banking units in this geographical region improved considerably. In the fourth quarter of 2003 the operating profit before tax was EUR 71 million.

In North America operating result before tax turned from a loss of EUR 509 million in 2002 to a profit of EUR 110 million in 2003. The strong improvement is mainly caused by substantially lower risk costs (which were exceptionally high in 2002 among others due to NCFE-provisioning) and higher income (mainly ING Direct, ING Furman Selz and ING Real Estate). The increase of the operating profit before tax in Latin America was entirely caused by lower risk costs (which were high in 2002 due to Argentina provisioning). The strong decrease in income of 48.6% was partly compensated by lower expenses.

In Asia, operating profit before tax remained unchanged. The lower income level was fully compensated by lower expenses and a release of loan loss provisions. The operating profit before tax in Australia improved further mainly due to ING Direct.

3. RESULTS BY EXECUTIVE CENTRE

-----------------------------------------------------------------------------
TABLE 11. OPERATING PROFIT BEFORE TAX BY EXECUTIVE CENTRE
                                                              %      organic*
in EUR x million                  2002       2003        change        change
-----------------------------------------------------------------------------
ING Group                        4,638      5,857          26.3          30.3
- ING Europe                     3,242      4,305          32.8          32.0
- ING Americas                   1,043      1,086           4.1          17.5
- ING Asia/Pacific                 603        453         -24.9         -23.6
- Other                           -250        13
-----------------------------------------------------------------------------
* Organic = excluding currency rate differences and acquisitions/divestments

ING EUROPE
ING Europe not only includes all of ING's European operations, but also the ING Direct businesses in Australia, Canada and the United States as well as the wholesale banking business outside Europe. Since the beginning of 2003, the asset management business units ING Real Estate, Baring Asset Management, ING Trust, Parcom and Baring Private Equity Partners (previously part of ING Asset Management) have also been part of ING Europe. The 2002 results per executive centre have been restated accordingly.

The strong improvement of the operating profit before tax is mainly attributable to substantial higher banking results (+58.3%). Main drivers for this development were lower risk costs, a higher interest result and higher income from real estate. Furthermore, expenses were well under control despite an occasional rise in the fourth quarter of 2003. Banking operations in the Netherlands and Belgium as well as ING Direct performed very well. However, the results in Germany (ING BHF-Bank) and Poland (ING Bank Slaski) are still far below target. The efficiency ratio (excluding ING Direct and restructuring expenses) improved from 69.8% to 67.4% year-on-year.
The insurance result improved by 8.8% although it was negatively affected by one-off items. Pressure on investment income and higher expenses resulted in lower life results in the Netherlands. The life operations in Belgium and Poland, however, performed well. The non-life results on the home markets in the Netherlands and Belgium developed very favourably. Operating profit before tax from the newly included asset management businesses showed a strong increase of 38.8% to EUR 336 million.

ING Direct continued its excellent performance. An operating loss before tax of EUR 48 million in 2002 was turned into an operating profit before tax of EUR 151 million this year. The main drivers of this success were the interest result as well as the increasing number of customers and funds entrusted. The operations in Canada, Australia, USA, Spain and Germany reported profits.

---------------------------------------------------------------------------------------------------------------
TABLE 12. ING DIRECT                                    NUMBER OF CLIENTS                       FUNDS ENTRUSTED
                                                                  x 1,000                      in EUR x billion
                                        Year-end        YEAR-                Year-end          YEAR-
                                            2002          END           %        2002            END          %
                                                         2003      change                       2003     change
*As from August 2003 including Entrium
---------------------------------------------------------------------------------------------------------------
Canada                                       684          905        32.3         5.1            7.0       37.3
Spain                                        610          753        23.4         6.0            7.9       31.7
Australia                                    475          719        51.4         4.1            6.9       68.3
France                                       270          339        25.6         6.3            7.6       20.6
USA                                          864        1,399        61.9         8.9           12.8       43.8
Italy                                        244          379        55.3         4.5            7.6       68.9
UK                                                        305                                   11.5
Germany*                                   1,894        3,735        97.2        20.3           38.1       87.7
                                           -----        -----                    ----           ----
TOTAL                                      5,041        8,534        69.3        55.2           99.4       80.1
---------------------------------------------------------------------------------------------------------------

ING AMERICAS
ING Americas achieved operating performance of EUR 1,086 billion (+4.1%). Excluding the impact of currency hedge gain, exchange rates and one-off items, operating profit before tax increased 28.9% over the prior year to EUR 905 million. Performance was driven by the improving economy, lower credit related investment losses, an increase in assets under management and strong underwriting and premium growth in the Canadian property and casualty business. Operating profit before tax was reduced by the impact of lower interest rates causing margin compression and lower fixed annuity sales as well as unfavourable mortality in the reinsurance business. Growth in the property and casualty businesses and higher benefit costs combined with one-time US costs increased total expenses 2.9% over 2002. Excluding the US one-time costs, total expenses increased only 1.1%.
The currency hedge program contributed EUR 138 million compared to EUR 85 million reported a year ago. The stronger euro had an unfavourable impact of EUR 150 million on ING Americas results. One-off items for 2003 include a fourth quarter gain associated with the divestment of the Seguros Bital joint venture in Mexico. One-off items in 2002 totalled EUR 106 million related to the release of contingent provisions from prior acquisitions.

ING ASIA/PACIFIC
ING Asia/Pacific reported a 18.9% increase in operating profit before tax, excluding a one-off gain of EUR 222 million in 2002 from the transaction with ANZ. Including that gain, operating profit before tax was down 24.9% to EUR 453 million. Higher earnings were driven by the life and non-life businesses in Australia and the life operations in Korea and Japan. Offsetting these positive developments was the lower attributable result from the shareholdings in the two banks that form part of ING Asia/Pacific. ING also sold its share of the AnShin Card Services Company (Taiwan) in July 2003 and the life business in Indonesia in November 2003 to put more emphasis on its core activities in Asia. As in 2002, ING Asia/Pacific generated more than half of the total value of new insurance business created by the group, indicating the strong future earnings potential of the businesses in the region. The value of new business and profit generation was particularly strong considering the difficult economic environment in Asia in the first half of 2003, the effects of the low interest rate environment and the appreciation of the euro.

OTHER
The result that is not included in either of the Executive Centres improved mainly as a result of the unallocated one-off gain from old reinsurance activities.
----------------
The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2002.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDICES
1.  Key figures
2.  Consolidated profit and loss account 2003 vs. 2002
3.  Consolidated profit and loss account, fourth quarter 2003 vs. 2002
4.  Consolidated balance sheet and changes in shareholders' equity
5.  Condensed consolidated statement of cash flows
6. Additional information: quarterly results, geographical breakdown, realised capital gains on real estate and bank lending
7.  Assets under management
8.  Additional embedded value information
9.  Consolidated balance sheet ING Verzekeringen N.V.
10. Consolidated balance sheet ING Bank N.V.
11. Information for shareholders

APPENDIX 1. KEY FIGURES

                                                         1999       2000         2001        2002         2003
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                                              493        650          705         716          779
Shareholders' equity                                       35         25           22          18           21

ASSETS UNDER MANAGEMENT (EUR x billion)                   345        503          513         449          463

MARKET CAPITALISATION (EUR x billion)                      58         83           57          32           39

OPERATING INCOME (EUR x million)
Insurance operations                                   29,079     37,452       62,464      64,917       57,560
Banking operations                                      9,876     11,302       11,111      11,201       11,680

OPERATING EXPENSES (EUR x million)
Insurance operations                                    3,799      5,023        5,583       5,203        4,897
Banking operations                                      7,291      8,273        8,186       8,298        8,184

ADDITIONS TO THE PROVISION FOR LOAN/INVESTMENT
LOSSES (EUR x million)                                    580        400          907       2,099        1,288

PROFIT (EUR x million)
Insurance operations                                    1,759      2,307        2,792       3,170        3,486
Banking operations                                      1,981      2,605        2,170       1,468        2,371
                                                       ------     ------       ------      ------       ------
Operating profit before tax                             3,740      4,912        4,962       4,638        5,857

Operating net profit                                    2,665      3,388        3,539       3,433        4,053
Net realised capital gains/losses                         564        620          713         820          -10
Non-operating net profit                                1,693      7,976          325         247
                                                       ------     ------       ------      ------       ------
Net profit                                              4,922     11,984        4,577       4,500        4,043
Distributable net profit                                3,537      4,901        4,252       4,253        4,043

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                     1.38       1.76         1.83        1.77         2.00
Net profit                                               2.56       6.27         2.37        2.32         2.00
Distributable net profit                                 1.84       2.56         2.20        2.20         2.00
Dividend                                                 0.82       1.13         0.97        0.97         0.97
Shareholders' equity                                    17.90      13.04        11.03        9.14        10.08

RATIOS (in %)
ING Group
   Operating return on equity (ROE)                       8.4       10.3         15.3        17.4         21.5
   Operating net profit growth                             67         27            4          -3           18
   Dividend pay-out ratio                                44.4       43.9         44.1        44.1         48.5
Insurance operations
   Combined ratio                                         107        104          103         102           98
   Capital coverage ratio                                 509        235          180         169          180
Banking operations
   BIS ratio ING Bank                                   10.38      10.75        10.57       10.98        11.34
   Tier-1 ratio ING Bank                                 7.02       7.22         7.03        7.31         7.59
   Efficiency ratio (1)                                  73.6       72.1         71.7        71.0         68.4

EMPLOYEES (average number)                             86,040     92,650      112,000     113,060      115,200

(1) Excluding ING Direct

APPENDIX 2. CONSOLIDATED PROFIT AND LOSS ACCOUNT 2003 VS. 2002

                                                       INSURANCE               BANKING               TOTAL*     % CHANGE
                                                      OPERATIONS            OPERATIONS
in EUR x million                                2002        2003     2002         2003       2002       2003
-------------------------------------------------------------------------------------------------------------------------
Premium income                                52,284      45,519                           52,284     45,519       -12.9
Income from investments of the insurance
operations                                    10,506       9,721                           10,433      9,503        -8.9
Interest result banking operations                                  7,646        8,115      7,702      8,166         6.0
Commission                                     1,345       1,313    2,615        2,464      3,960      3,777        -4.6
Other income                                     782       1,007      940        1,101      1,722      2,108        22.4
                                              ------      ------   ------       ------     ------     ------
TOTAL OPERATING INCOME                        64,917      57,560   11,201       11,680     76,101     69,073        -9.2

Underwriting expenditure                      54,575      47,723                           54,575     47,723       -12.6
Other interest expenses                        1,305       1,291                            1,288      1,124       -12.7
Operating expenses                             5,203       4,897    8,298        8,184     13,501     13,081        -3.1
Additions to the provision for loan
losses/investment losses**                       664         163    1,435        1,125      2,099      1,288       -38.6
                                              ------      ------   ------       ------     ------     ------
TOTAL OPERATING EXPENDITURE                   61,747      54,074    9,733        9,309     71,463     63,216       -11.5

OPERATING PROFIT BEFORE TAX                    3,170       3,486    1,468        2,371      4,638      5,857        26.3
Taxation                                         540         861      333          599        873      1,460        67.2
Third-party interests                             92         117      240          227        332        344         3.6
                                              ------      ------   ------       ------     ------     ------
OPERATING NET PROFIT                           2,538       2,508      895        1,545      3,433      4,053        18.1

OPERATING NET PROFIT                           2,538       2,508      895        1,545      3,433      4,053        18.1
Capital gains shares                             820         -10                              820        -10
Gain on joint-venture ANZ                        247                                          247
                                              ------      ------                           ------     ------

NET PROFIT                                     3,605       2,498      895        1,545      4,500      4,043       -10.2

*  Including intercompany eliminations.
** In order to increase transparency, investment losses of the insurance operations are specified separately in the line
   Addition to the provision for loan losses/investment losses. All figures have been restated accordingly.

APPENDIX 3. CONSOLIDATED PROFIT AND LOSS ACCOUNT  FOURTH QUARTER 2003 VS. 2002

                                                INSURANCE             BANKING               TOTAL*          % CHANGE
                                                OPERATIONS           OPERATIONS
in EUR x million                              FOURTH QUARTER       FOURTH QUARTER       FOURTH QUARTER
                                                2002 2003            2002 2003             2002 2003

-----------------------------------------------------------------------------------------------------------------------
Premium income                                12,573     11,352                          12,573     11,352        -9.7
Income from investments of the insurance
operations                                     2,680      2,588                           2,660      2,468        -7.2
Interest result banking operations                                  2,063      2,056      2,077      2,071        -0.3
Commission                                       314        335       622        654        936        989         5.7
Other income                                     185        297      -131        274         54        571        n.a.
                                              ------     ------     -----      -----     ------     ------
TOTAL OPERATING INCOME                        15,752     14,572     2,554      2,984     18,300     17,451        -4.6

Underwriting expenditure                      13,164     11,875                          13,164     11,875        -9.8
Other interest expenses                          373        340                             367        235       -36.0
Operating expenses                             1,271      1,339     1,933      2,192      3,204      3,531        10.2
Additions to the provision for loan
losses/investment losses**                       172          8       510        270        682        278       -59.2
                                              ------     ------     -----      -----     ------     ------
TOTAL OPERATING EXPENDITURE                   14,980     13,562     2,443      2,462     17,417     15,919        -8.6

OPERATING PROFIT BEFORE TAX                      772      1,010       111        522        883      1,532        73.5
Taxation                                          75        277         3        102         78        379        n.a.
Third-party interests                             22         35        63         77         85        112        31.8
                                              ------     ------     -----      -----     ------     ------
OPERATING NET PROFIT                             675        698        45        343        720      1,041        44.6

OPERATING NET PROFIT                             675        698        45        343        720      1,041        44.6
Capital gains                                    202         -5                             202         -5
                                              ------     ------                          ------     ------

NET PROFIT                                       877        693        45        343        922      1,036        12.4

*  Including inter-company eliminations.
** In order to increase transparency, investment losses of the insurance operations will be specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

APPENDIX 4. CONSOLIDATED BALANCE SHEET ING GROEP N.V.


in EUR x million                           31 DECEMBER 2002   31 DECEMBER 2003        % CHANGE
-----------------------------------------------------------------------------------------------

Assets

Tangible fixed assets                                 1,415              1,311            -7.3
Participating interests                               2,883              3,167             9.9
Investments                                         297,581            335,003            12.6
Lending                                             284,448            292,556             2.9
Banks                                                45,682             61,060            33.7
Cash                                                 11,421             11,738             2.8
Other assets                                         51,186             53,473             4.5
Accrued assets                                       21,754             20,463            -6.0
                                                    -------            -------

TOTAL                                               716,370            778,771             8.7

Equity and liabilities

Shareholders' equity                                 18,254             21,331            16.9
Preference shares of Group companies                  2,146              1,783           -16.9
Third-party interests                                 1,959              1,730           -11.7
                                                    -------            -------

Group equity                                         22,359             24,844            11.1
Subordinated loan                                     2,412              3,252            34.8
                                                    -------            -------

Group capital base                                   24,771             28,096            13.4

General provisions                                    3,489              2,740           -21.4
Insurance provisions                                195,831            198,035             1.1
Funds entrusted to and debt securities of
the banking operations                              319,824            377,824            18.1
Banks                                                96,267            102,115             6.1
Other liabilities                                    65,397             61,123            -6.5
Accrued liabilities                                  10,791              8,838           -18.1
                                                    -------            -------

TOTAL                                               716,370            778,771             8.7


CHANGES IN SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2001 / 2002           21,514      18,254
in EUR x million

Net profit                                                     4,500       4,043
Revaluations (after tax)                                      -3,444         335
Realised capital gains transferred to P&L account             -1,040          10
Write-off of goodwill                                         -1,176        -145
Exchange rate differences                                     -1,041      -1,196
Exercise of warrants and stock options                            -2
Issue of shares                                                              925
Changes in ING Groep N.V. shares held by group companies         822          50
Dividend paid                                                 -1,969        -943
Other                                                             90          -2
                                                              ------      ------

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2002 / 2003           18,254      21,331

APPENDIX 5.  CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

in EUR x million                                                2002        2003
--------------------------------------------------------------------------------

Net cash flow from operating activities                       39,222      46,979

Investments and advances:
- participating interests                                     -1,584        -658
- investments in shares and property                          -8,805      -6,599
- investments in fixed-interest securities                  -295,121    -326,438
- other investments                                             -262        -507
Disposals and redemptions:
- participating interests                                        276         911
- investments in shares and property                          11,361       8,377
- investments in fixed-interest securities                   260,725     273,769
- other investments                                               41         158
Net investment for risk of policyholders                       6,813     -14,571
                                                            --------    --------
Net cash flow from investing activities                      -26,556     -65,558

Subordinated loans of Group companies                          3,651       1,181
Bonds, loans taken up and deposits by reinsurers                 419        -221
Private placements of ordinary shares                            438          44
Issue of shares                                                              901
Changes in shares ING Groep N.V.                                 653          -5
Cash dividends                                                -1,977        -927
                                                            --------    --------
Net cash flow from financing activities                        3,184         973

Net cash flow                                                 15,850     -17,606
Cash at beginning of year                                      4,681      21,031
Exchange rate differences                                        499       3,913
                                                            --------    --------
CASH AT END OF PERIOD                                         21,030       7,338


In this summary, cash comprises the following items:

Short-dated government paper                                   8,398       6,521
Banks, available on demand                                     1,211     -10,921
Cash and bank balances and call money                         11,421      11,738
                                                            --------    --------

CASH AT END OF PERIOD                                         21,030       7,338

APPENDIX 6. ADDITIONAL INFORMATION

QUARTERLY RESULTS*
                                             2002      2002      2002     2002      2003     2003      2003      2003
in EUR x million                               Q1        Q2        Q3       Q4        Q1       Q2        Q3        Q4
---------------------------------------------------------------------------------------------------------------------

Life                                          660       697       600      646       445      702       569       762
Non-life                                      120       154       167      126       167      382       211       248
                                            -----     -----     -----     ----     -----    -----     -----     -----
Total insurance operations                    780       851       767      772       612    1,084       780     1,010
Total banking operations                      546       537       274      111       596      614       639       522
                                            -----     -----     -----     ----     -----    -----     -----     -----
OPERATING PROFIT BEFORE TAX                 1,326     1,388     1,041      883     1,208    1,698     1,419     1,532

OPERATING NET PROFIT                          931     1,013       769      720       902    1,166       944     1,041
of which:
Insurance operations                          582       661       620      675       504      761       545       698
Banking operations                            349       352       149       45       398      405       399       343

OPERATING NET PROFIT PER ORDINARY SHARE      0.48      0.52      0.40     0.37      0.46     0.58      0.46      0.50

* Excluding capital gains/negative value adjustments shares and the gain on the joint venture with ANZ.


GEOGRAPHICAL BREAKDOWN OF OPERATING INCOME AND OPERATING PROFIT BEFORE TAX

                                       OPERATING INCOME*                OPERATING PROFIT BEFORE TAX
                                                                 %                                      %
in EUR x million                    2002          2003      change            2002         2003    change
----------------------------------------------------------------------------------------------------------
The Netherlands                   15,933        17,448         9.5           2,901        3,059       5.4
Belgium                            4,684         4,959         5.9             687          587     -14.6
Rest of Europe                     4,804         4,841         0.8            -156          215      n.a.
North America                     37,482        29,882       -20.3             311          912     193.2
Latin America**                    4,255         3,070       -27.8             381          410       7.6
Asia                               7,059         6,954        -1.5             283          318      12.4
Australia                          2,275         2,024       -11.0             384          236     -38.5
Other                                445           632        42.0            -153          120      n.a.
                                  ------        ------       -----           -----        -----     -----
                                  76,937        69,810        -9.3           4,638        5,857      26.3
Income between areas                -836          -737        n.a.
                                  ------        ------
TOTAL                             76,101        69,073        -9.2           4,638        5,857      26.3

 * After eliminations.
** Latin America = South America, including Mexico.


SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE
                                                                     %
in EUR x million                       2002         2003        CHANGE
--------------------------------------------------------- -------------
Life insurance                          331          469          41.7
Non-life insurance                       22            8         -63.6
                                        ---          ---
Total before taxation                   353          477          35.1
Taxation/third parties                  133          156          17.3
                                        ---          ---
NET                                     220          321          45.9

BANK LENDING

in EUR x billion                  31 DECEMBER 2002  31 DECEMBER 2003    % CHANGE
--------------------------------------------------------------------------------
- Public authorities                          14.2              14.9         4.9
- Other corporate                            166.8             160.7        -3.7
                                             -----             -----
Total corporate                              181.0             175.6        -3.0

- Mortgages                                   92.5             104.2        12.6
- Other personal                              15.7              17.4        10.8
                                             -----             -----
Total personal                               108.2             121.6        12.4

Provisions for bank lending                   -4.8              -4.6

TOTAL BANK LENDING                           284.4             292.6         2.9

APPENDIX 7. ASSETS UNDER MANAGEMENT



ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
in EUR x billion                  31 DECEMBER 2002  31 DECEMBER 2003    % change
--------------------------------------------------------------------------------

Private clients                              161.1             187.9        16.6
Institutional clients                        128.9             125.6        -2.6
                                             -----             -----
Third parties                                290.0             313.5         8.1
Internal clients                             159.0             149.2        -6.2
                                             -----             -----
Total                                        449.0             462.7         3.1

Share of third parties                       64.6%              67.8



ASSETS UNDER MANAGEMENT BY ASSET CLASS (Pie Chart)

                        31 December 2002         31 December 2003
--------------------------------------------------------------------------------
Equity                        34%                      35%
--------------------------------------------------------------------------------
Fixed Income                  57%                      51%
--------------------------------------------------------------------------------
Real Estate                    6%                       6%
--------------------------------------------------------------------------------
Cash                           3%                       8%
--------------------------------------------------------------------------------



ASSETS UNDER MANAGEMENT BY EXECUTIVE CENTRE
in EUR x billion                  31 DECEMBER 2002  31 DECEMBER 2003    % change
------------------------------------------------------------------------------

EC Europe                                    235.1             252.6         7.4
EC Americas                                  176.6             167.0        -5.4
EC Asia/Pacific                               37.3              43.1        15.5
                                             -----             -----

Total                                        449.0             462.7         3.1

APPENDIX 8. ADDITIONAL EMBEDDED VALUE INFORMATION

NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in 2003 was EUR 440 million, compared to 2002 level of EUR 519 million. The decrease is primarily due to lower sales and lower pricing targets, which are attributable to lower interest rates. During 2003 ING invested EUR 1,479 million to write new life insurance business. The overall rate of return expected on this investment is 10.9%. This compares to an overall return of 11.5% in 2002. The expected internal rate of return in developing markets is 15.3%.

VALUE OF NEW BUSINESS
-------------------------------------------------------------------------------------------------------------------
                                                    New production 2002                         NEW PRODUCTION 2003

                                 annual       single     IRR *    value       annual       single    IRR *    value
                                premium      premium      in %               premium      premium     in %
In EUR x million
-------------------------------------------------------------------------------------------------------------------
Americas                          1,807       17,010       9.8      132        1,632       14,622      9.0       94
Asia/Pacific                      1,109        1,737      15.4      280          985        1,588     14.7      252
Central Europe                      165          150      12.8       26          122           58     14.7       29
Netherlands                         191          909       8.6       12          161        1,220      8.0       11
South West Europe                    72        1,789      19.0       69           58        1,836     19.1       55
                                  -----       ------      ----      ---        -----       ------               ---
TOTAL                             3,344       21,595      11.5      519        2,958       19,325     10.9      440
-------------------------------------------------------------------------------------------------------------------

* IRR = internal rate of return adjusted for expected currency movements relative to the euro.

The value of new business fully reflects acquisition expense overruns, which represent the excess of the costs of acquiring new business over the expense allowances provided in product pricing. Such overruns may exist while new operations are achieving scale, while several businesses are integrating into one, or during a year when sales are lower than anticipated. During 2003, after-tax acquisition expense overruns were EUR 78 million, compared to EUR 133 million in 2002. The overall internal rate of return for ING's life business is 11.7% excluding acquisition expense overruns.

EMBEDDED VALUE

EMBEDDED VALUE OF THE LIFE OPERATIONS
------------------------------------------------------------------------------
In EUR x million                                      2002                2003
------------------------------------------------------------------------------
Free surplus                                         1,526               2,500
Value of in-force business                          21,753              19,223
                                                    ------              ------
EMBEDDED VALUE                                      23,279              21,724
------------------------------------------------------------------------------

EMBEDDED VALUE PER EXECUTIVE/MANAGEMENT CENTRE
------------------------------------------------------------------------------
In EUR x million                                      2002                2003
------------------------------------------------------------------------------
ING Americas                                         9,122               8,304
ING Asia/Pacific                                     2,364               1,917
Central Europe                                       1,253               1,412
Netherlands                                          9,476               9,003
Southwest Europe                                     1,064               1,088
                                                    ------              ------
EMBEDDED VALUE                                      23,279              21,724
------------------------------------------------------------------------------

The primary reason for the decline in the ING Americas embedded value is the decline in the US dollar relative to the euro. For ING Asia/Pacific, currency effects and changes to future assumed investment returns negatively impacted the change in embedded value for 2003. Embedded value in the Netherlands was also negatively impacted by lower future assumed investment returns.

MOVEMENT ANALYSIS
------------------------------------------------------------------------------

in EUR x million
------------------------------------------------------------------------------
REPORTED EMBEDDED VALUE 2002                                            23,279
Investment return on free surplus                                          386
Value of new business                                                      440
Required return                                                          1,642
Financial variances                                                         64
Operational variances                                                      -56
Discount rate changes                                                      556
Assumption changes                                                      -2,612
Currency effects                                                        -1,800
(Dividends) and capital injections                                         -16
Other                                                                     -161
                                                                        ------
ENDING EMBEDDED VALUE 2003                                              21,724
------------------------------------------------------------------------------

The major factors for each of these changes in 2003 are as follows:
o Investment income on free surplus of EUR 386 million primarily reflects equity returns in the Netherlands.
o    New sales in 2003 contributed EUR 440 million to the embedded value.
o The required return of EUR 1,642 million is the rollup of the discount rate on the beginning value of inforce business and on the value of new business.
o Financial variances in 2003 totalled EUR 64 million. Separate account growth in the US and favourable equity returns in the Netherlands were offset by unfavourable returns on fixed income securities in the Netherlands.
o Operational variances reduced embedded value by EUR 56 million over 2003. This is the net impact of mortality, morbidity, expense, persistency, and other variances. There is no material single element in these variances.
o Assumption changes reduced value by EUR 2,612 million. Major assumption changes included lower future investment returns in the Benelux, and also lower future separate account growth rates in the US.
o Discount rates decreased to reflect ING's weighted average cost of capital. This increased the embedded value by EUR 556 million.

The embedded value results are based on a single deterministic projection, which means that a single view of the future is reflected in the reported embedded value results. Deterministic projections may not fully reflect the cost associated with financial options and guarantees within the life insurance products.

Certain business units have included the cost of options and guarantees in the reported results. The major businesses for which these costs are already directly included are variable annuities with guaranteed benefits sold in the US and Japan, Australia's life insurance business, and the majority of contracts in the Benelux.

For the remaining business units, an estimate was made using stochastic testing and other techniques in order to provide insight into these costs. The total estimated additional reduction in value at 31 December 2003 relating to financial options and guarantees is EUR 270 million. This cost is not included in the reported embedded value, and Watson Wyatt has not reviewed the determination of the EUR 270 million figure.

APPENDIX 8. ADDITIONAL EMBEDDED VALUE INFORMATION (CONTINUED)


NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS, BY REGION
--------------------------------------------------------------------------------------------------------------

                                             New production 2002                          NEW PRODUCTION 2003
in EUR x million           annual     single     value      IRR*       annual      single     value      IRR*
                          premium    premium                 in%      premium     premium                in %
--------------------------------------------------------------------------------------------------------------
Americas                       20        175       - 8       5.5           49          77        -6       4.8
Asia/Pacific                  811         59       228      16.9          681         142       204      16.9
Central Europe                132         52        21      12.4          107          53        24      13.9
                              ---        ---       ---                    ---         ---       ---
TOTAL                         963        286       241      15.0          838         272       222      15.3
--------------------------------------------------------------------------------------------------------------

*IRR = internal rate of return adjusted for expected currency movements relative to the euro.

The countries included as developing markets are:
-  Americas: Argentina, Chile, Mexico;
-  Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan;
-  Central Europe: Czech Republic, Hungary, Poland, Romania, Slovakia.

Note that Hong Kong was added in 2003, and the 2002 values have been updated to reflect this.


INDEPENDENT OPINION
Watson Wyatt, an international actuarial consultancy firm, has reviewed the methodology and assumptions used by ING in the calculation of the embedded value of the life insurance business at 31 December 2003 and the value of new business written during 2003. All material business units in the Americas, Asia/Pacific and Europe were covered by the review.

Watson Wyatt has concluded that the methodology adopted is appropriate and that the assumptions used are reasonable overall.

Watson Wyatt has performed limited high level checks on the results of the calculations and has discovered no material issues. Watson Wyatt has not, however, performed detailed checks on the models and processes used.

APPENDIX 9. CONSOLIDATED BALANCE SHEET ING VERZEKERINGEN N.V.


in EUR x million                  31 DECEMBER 2002  31 DECEMBER 2003    % CHANGE
--------------------------------------------------------------------------------

Assets

Tangible fixed assets                          382               315       -17.5
Participating interests                      1,143             1,590        39.1
Investments                                214,807           216,228         0.7
Cash                                         3,221             1,848       -42.6
Other assets                                 8,652             7,935        -8.3
Accrued assets                              13,605            12,668        -6.9
                                           -------           -------

TOTAL                                      241,810           240,584        -0.5

Equity and liabilities

Shareholders' equity                        10,827            12,011        10.9
Third-party interests                        1,163             1,187         2.1
Subordinated loans                           2,727             2,647        -2.9
                                           -------           -------

Group equity                                14,717            15,845         7.7

General provisions                           2,197             1,665       -24.2
Insurance provisions                       195,831           198,035         1.1
Other liabilities                           27,355            23,973       -12.4
Accrued liabilities                          1,710             1,066       -37.7
                                           -------           -------

TOTAL                                      241,810           240,584        -0.5

APPENDIX 10. CONSOLIDATED BALANCE SHEET ING BANK N.V.*


                                                                               %
in EUR x million                      31 DECEMBER 2002 31 DECEMBER 2003   CHANGE
--------------------------------------------------------------------------------
Assets

Cash                                             8,782           10,135     15.4
Short-dated government paper                     8,398            6,521    -22.4
Banks                                           45,682           61,060     33.7
Loans and advances                             284,638          293,987      3.3
Interest-bearing securities                     99,994          140,032     40.0
Shares                                           8,020            8,882     10.7
Other participating interests                    1,845            1,613    -12.6
Property and equipment                           6,184            5,720     -7.5
Other assets                                     5,919            4,581    -22.6
Accrued assets                                   7,649            9,063     18.5
                                               -------          -------

TOTAL                                          477,111          541,594     13.5

Equity and liabilities

Banks                                           96,267          102,115      6.1
Funds entrusted                                247,115          307,793     24.6
Debt securities                                 75,493           72,372     -4.1
Other liabilities                               17,636           17,400     -1.3
Accrued liabilities                              8,759            8,815      0.6
General provisions                               1,597            1,412    -11.6
                                               -------          -------
                                               446,867          509,907     14.1

Fund for general banking risks                   1,233            1,281      3.9
Subordinated liabilities                        13,175           14,516     10.2

Shareholders' equity                            14,664           14,868      1.4
Third-party interests                              744              553    -25.7
Capital and reserves of Stichting Regio Bank       428              469      9.6
                                               -------          -------
Group equity                                    15,836           15,890      0.3

Group capital base                              30,244           31,687      4.8
                                               -------          -------

TOTAL                                          477,111          541,594     13.5



* The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.'s Annual Accounts 2003.

APPENDIX 11. INFORMATION FOR SHAREHOLDERS


SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for 2003, was 2,014.4 million (1,928.0 million for 2002). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of December 2003 was 2,115.9 million (including 28.1 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR 1.20 nominal value outstanding at the end of December 2003 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405. The dividend percentage for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. The dividend will amount to EUR 0.1582 per year until 1 January 2014. The adjusted dividend will be paid for the first time in 2005

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of December 2003 was 17.2 million.

In 2003, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 2,863.5 million (purchases and sales). The highest closing price was EUR 19.06, the lowest EUR 8.70; the closing price at the end of December 2003 was EUR 18.49.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
ING Groep N.V. and ING Verzekeringen N.V. were downgraded by Standard & Poor's from AA- to A+ with a stable outlook on 21 November 2002. Moody's downgraded ING Groep N.V. and ING Verzekeringen N.V. from Aa2 to Aa3 on 8 April 2003. Both Moody's and Standard & Poor's reconfirmed the rating (respectively Aa2 and AA-with a stable outlook) for ING Bank N.V. in the reporting year.

IMPORTANT DATES IN 2004*:
o  15 March 2004:    publication Annual Report 2003 on the Internet
o  24 March 2004:    publication Annual Report 2003
o  27 April 2004:    Annual General Meeting of Shareholders, Circustheater,
                     The Hague
o  13 May 2004:      publication results first three months 2004
o  5 August 2004:    publication results first six months 2004
o  4 November 2004:  publication results first nine months 2004

* All dates shown are provisional.

                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                           ING Groep N.V.

                           (Registrant)







                           By:  /s/ H. van Barneveld
                               ---------------------


                                    H. van Barneveld

                                    General Manager Corporate Control & Finance







                           By:  /s/C.F. Drabbe
                               ---------------------


                                    C.F. Drabbe

                                    Assistant General Counsel







Dated: February 19, 2004